COBHAM

RECEIVED
2006 AUG -7 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19900

31st July 2006

06015743

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 25 July 2006.
2. General Purposes Committee resolution allotting securities dated 27 July 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 26 July 2006.
4. Notice of allotment of shares or securities on Form 88(2) dated 27 July 2006.
5. Change of particulars for director or secretary on Form 288c dated 18 July 2006.
6. Annual Return dated 18 July 2006.
7. Stock Exchange announcement relating to Director/PDMR shareholding dated 10 July 2006.
8. Stock Exchange announcement relating to the disposal of Dräger Aerospace GmbH and Slingsby Aviation Limited dated 26 July 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

dlw 8/7

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 25th July 2006

Present:	A E Cook -	Chairman
	W G Tucker	
In attendance:	J M Pope -	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 28th June, 5th, 12th & 19th July 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £31,669.47) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 33,867 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 28th June, 5th,12th & 19th July 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 25th July 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 25th July 2006

Account Number	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175537564	141103	7	0.939	0.914	MRS	CHEESEMAN	DI	YM091791B	1550	1455.45	17 CUMBERLAND WAY	DIBDEN	SOUTHAMPTON	SO45 5TX	DIANE	RACAL
008870609965	161104	3	1.076	1.051	MRS	CHEESEMAN	DI	YM091791B	330	355.08	17 CUMBERLAND WAY	DIBDEN	SOUTHAMPTON	SO45 5TX	DIANE	RACAL
Closure total 19.7.06									**1880**	**1810.53**						
004829576263	141102	3	0.769	0.744	MR	BRIERLEY	MP	YW421190D	4810	3698.89	30 LYNEHAM GARDENS	MAIDENHEAD		SL6 6SJ	MICHAEL PET	CEL
005175628264	141103	3	0.939	0.914	MR	HAYHURST	AJ	WK061309A	3070	2882.73	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE	ANTONY JOH	SAL
005777266266	151105	3	1.24	1.215	MR	HAYHURST	AJ	WK061309A	314	389.36	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE	ANTONY JOH	SAL
008870657965	161104	3	1.076	1.051	MR	HAYHURST	AJ	WK061309A	1520	1635.52	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE	ANTONY JOH	SAL
Closure total 12.7.06									**9714**	**8606.50**						
005174102164	141103	3	0.939	0.914	MR	CARTER	LJ	JP711854C	1840	1727.76	19 BELPER ROAD	STANLEY C	ILKESTON	DE7 6FP	LEE	ATLAS
001225934461	061100	5	0.836	0.811	MR	CARTER	SM	WM480967C	2420	2023.12	SPRING GROVE	THE COMM	CHILD OKEFORD	DT11 8QY	STUART MICH	FRL
004830467263	141102	3	0.769	0.744	MR	CHADWICK	CJ	YK224158C	1760	1353.44	WATERGATE	LANE END	BEMBRIDGE	PO35 5UE	CHRISTOPHE	FRA
005777292166	151105	3	1.24	1.215	MR	HASLAM	J	WE900057B	483	598.92	4 FIELD VIEW	ENFORD	PEWSEY	SN9 6DW	JONATHAN	WDS
008870117865	161104	3	1.076	1.051	MR	HASLAM	J	WE900057B	840	903.84	4 FIELD VIEW	ENFORD	PEWSEY	SN9 6DW	JONATHAN	WDS
005174433064	141103	3	0.939	0.914	MR	VILLA	RW	YP469637C	3620	3399.18	19 PADDOCK CLOSE	WIMBORNE		BH21 7PA	REGINALD W	FRA
008879144465	161104	3	1.076	1.051	MR	VILLA	RW	YP469637C	1230	1323.48	19 PADDOCK CLOSE	WIMBORNE		BH21 7PA	REGINALD W	FRA
005175372064	141103	3	0.939	0.914	MR	WALES	JJ	YW410058A	1390	1305.21	12 RAILWAY DRIVE	STURMINST	WIMBORNE	BH21 4DQ	JONATHAN J	FRL
008870707965	161104	3	1.076	1.051	MR	WALES	JJ	YW410058A	990	1065.24	12 RAILWAY DRIVE	STURMINST	WIMBORNE	BH21 4DQ	JONATHAN J	FRL
005174453564	141103	3	0.939	0.914	MR	WATSON	RP	YX460039B	3570	3352.23	38 WHITEHAYES ROAD	BURTON	CHRISTCHURCH	BH23 7PB	RICHARD PE	FRA
008879142865	161104	3	1.076	1.051	MR	WATSON	RP	YX460039B	630	677.88	38 WHITEHAYES ROAD	BURTON	CHRISTCHURCH	BH23 7PB	RICHARD PE	FRA
Closure total 5.7.06									**18773**	**17730.30**						
0005174105664	141103	3	0.939	0.914	MR	HUNT	M	YZ857504C	1780	1671.42	22 DUKE STREET	ILKESTON		DE7 8JU	MICHAEL	ATLAS
0008870136465	161104	3	1.076	1.051	MR	BEVAN	J	YA224849C	1720	1850.72	OLD WALLS	KNOWLE D	SIDMOUTH	EX10 8HP	JEFFREY	SAL
Closure total 28.6.06									**3500**	**3522.14**						
						Total number of shares to be allotted:			**33867**							
						Total cost of shares to be allotted:				**31669.47**						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 27th July 2006

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 26th July 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £11,383.42) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 12,085 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 26th July 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 26th July 2006															Schedule 1.1 to		
Originator: Yorkshire Building Society															General Purposes committee minute		
															dated 27th July 2006		
AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870677365	161104	5	1.076	1.051	MR	BRACKLEY	A	YE738248A	420	451.92	13 OXCROFT	KIRKBYMOORSIDE	YORK		YO62 6ER	ANTHONY	SAL
005175473564	141103	3	0.939	0.914	MR	DAVIES	DK	YK298689C	3070	2882.73	DOLPHIN GLEN	1 CHOLDERTON ROAD	NEWTON TONEY	SALISBURY	SP4 0HJ	DAVID KENNETH	WDS
001411293662	121101	5	0.84	0.815	MR	FARROW	AJ	WK703852D	2140	1797.6	21 KIRBYMILLS	KIRKBYMOORSIDE	YORK		YO62 6NP	ANTHONY JAMES	SAL
005174124264	141103	3	0.939	0.914	MR	GREGORY	DJ	WK725598C	590	554.01	19 BAILEY GROVE ROAD	EASTWOOD	NOTTINGHAM		NG16 3PE	DAVID JAMES	CCL
005773519866	151105	3	1.24	1.215	MR	GREGORY	DJ	WK725598C	195	241.8	19 BAILEY GROVE ROAD	EASTWOOD	NOTTINGHAM		NG16 3PE	DAVID JAMES	ATLAS
005175618564	141103	3	0.939	0.914	MR	MAGSON	JC	NW124712C	320	300.48	35 FEVERSHAM DRIVE	KIRKBYMOORSIDE	YORK		YO62 6DH	JAMIE	SAL
008870640465	161104	3	1.076	1.051	MR	SNAPE	N	JG155073B	3390	3647.64	18 ASPEN CLOSE	ALCESTER			B49 6AE	NEIL	PRECAN
004829938563	141102	3	0.769	0.744	MR	WRIGHT	SF	NS178107D	1960	1507.24	83 HAZELWOOD DRIVE	VERWOOD			BH31 6YG	SEAN F	FRL
									12085	£11,383.42							

File no. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 AUG -7 A 9:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 25, Month 07, Year 2006	To: Day, Month, Year

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	33,867		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 2.5p, £.	Number allotted 33,867
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 26/7/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 25th July 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 25th July 2006

Account Number	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175537564	141103	7	0.939	0.914	MRS	CHEESEMAN	DI	YM091791B	1550	1455.45	17 CUMBERLAND WAY	DIBDEN	SOUTHAMPTON	SO45 5TX	DIANE	RACAL
008870609965	161104	3	1.076	1.051	MRS	CHEESEMAN	DI	YM091791B	330	355.08	17 CUMBERLAND WAY	DIBDEN	SOUTHAMPTON	SO45 5TX	DIANE	RACAL
Closure total 19.7.06									**1880**	**1810.53**						
004829576263	141102	3	0.769	0.744	MR	BRIERLEY	MP	YW421190D	4810	3698.89	30 LYNEHAM GARDENS	MAIDENHEAD		SL6 6SJ	MICHAEL PET	CEL
005175628264	141103	3	0.939	0.914	MR	HAYHURST	AJ	WK061309A	3070	2882.73	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE	ANTONY JOH	SAL
005777266266	151105	3	1.24	1.215	MR	HAYHURST	AJ	WK061309A	314	389.36	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE	ANTONY JOH	SAL
008870657965	161104	3	1.076	1.051	MR	HAYHURST	AJ	WK061309A	1520	1635.52	31 OAK TREE CLOSE	STRENSALL	YORK	YO32 5TE	ANTONY JOH	SAL
Closure total 12.7.06									**9714**	**8606.50**						
005174102164	141103	3	0.939	0.914	MR	CARTER	LJ	JP711854C	1840	1727.76	19 BELPER ROAD	STANLEY C	ILKESTON	DE7 6FP	LEE	ATLAS
001225934461	061100	5	0.836	0.811	MR	CARTER	SM	WM480967C	2420	2023.12	SPRING GROVE	THE COMM	CHILD OKEFORD	DT11 8QY	STUART MICH	FRL
004830467263	141102	3	0.769	0.744	MR	CHADWICK	CJ	YK224158C	1760	1353.44	WATERGATE	LANE END	BEMBRIDGE	PO35 5UE	CHRISTOPHE	FRA
005777292166	151105	3	1.24	1.215	MR	HASLAM	J	WE900057B	483	598.92	4 FIELD VIEW	ENFORD	PEWSEY	SN9 6DW	JONATHAN	WDS
008870117865	161104	3	1.076	1.051	MR	HASLAM	J	WE900057B	840	903.84	4 FIELD VIEW	ENFORD	PEWSEY	SN9 6DW	JONATHAN	WDS
005174433064	141103	3	0.939	0.914	MR	VILLA	RW	YP469637C	3620	3399.18	19 PADDOCK CLOSE	WIMBORNE		BH21 7PA	REGINALD W	FRA
008879144465	161104	3	1.076	1.051	MR	VILLA	RW	YP469637C	1230	1323.48	19 PADDOCK CLOSE	WIMBORNE		BH21 7PA	REGINALD W	FRA
005175372064	141103	3	0.939	0.914	MR	WALES	JJ	YW410058A	1390	1305.21	12 RAILWAY DRIVE	STURMINST	WIMBORNE	BH21 4DQ	JONATHAN J	FRL
008870707965	161104	3	1.076	1.051	MR	WALES	JJ	YW410058A	990	1065.24	12 RAILWAY DRIVE	STURMINST	WIMBORNE	BH21 4DQ	JONATHAN J	FRL
005174453564	141103	3	0.939	0.914	MR	WATSON	RP	YX460039B	3570	3352.23	38 WHITEHAYES ROAD	BURTON	CHRISTCHURCH	BH23 7PB	RICHARD PE	FRA
008879142865	161104	3	1.076	1.051	MR	WATSON	RP	YX460039B	630	677.88	38 WHITEHAYES ROAD	BURTON	CHRISTCHURCH	BH23 7PB	RICHARD PE	FRA
Closure total 5.7.06									**18773**	**17730.30**						
0005174105664	141103	3	0.939	0.914	MR	HUNT	M	YZ857504C	1780	1671.42	22 DUKE STREET	ILKESTON		DE7 8JU	MICHAEL	ATLAS
0008870136465	161104	3	1.076	1.051	MR	BEVAN	J	YA224849C	1720	1850.72	OLD WALLS	KNOWLE D	SIDMOUTH	EX10 8HP	JEFFREY	SAL
Closure total 28.6.06									**3500**	**3522.14**						
						Total number of shares to be allotted:			**33867**							
						Total cost of shares to be allotted:				**31669.47**						

fie no. 8234923

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 AUG -7 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	27	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	12,085		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File no. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 12,085
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 27/7/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File no. 82[illegible]

SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 30470

Company Name in full Cobham plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 11 Month 07 Year 2006

Name *Style / Title: MR — *Honours etc: FA, MSC

Forename(s): PETER

Surname: HOOLEY

† Date of Birth — Day 13 Month 06 Year 1946

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: BENEFICIARY OF A CONFIDENTIALITY ORDER, COBHAM PLC, BROOK ROAD

Post town: WIMBORNE

County / Region: DORSET — Postcode: BH21 2BJ

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] — **Date** 18th July 2006

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number — DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

363a

RECEIVED

2006 AUG -7 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 30470

Company Name in full Cobham plc

Date of this return

The information in this return is made up to

Day Month Year

12 / 07 / 2006

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

12 / 07 / 2007

Registered Office

Show here the address **at the date of this return.**

BROOK ROAD

*Any change of registered office **must** be notified on form 287.*

Post town WIMBORNE

County / Region DORSET

UK Postcode BH21 2BJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File no 8234923

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

* Voluntary details.

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name * Style / Title: MR

Forename(s): JOHN MICHAEL

Surname(s): POPE

Address ††: THE RISE

18 HIGHLAND ROAD

Post town: WIMBORNE

County / Region: DORSET UK Postcode: BH21 2QN

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 15/05/1942

Forename(s): MARCUS DE LA POER

Surname: BERESFORD

Address †† SOUTH BOWOOD HOUSE, SOUTH BOWOOD

Post town: BRIDPORT

County / Region: DORSET

UK Postcode: DT6 5JN

Country: ENGLAND

Nationality BRITISH

Business occupation COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 27/09/1949

Forename(s): ALLAN EDWARD

Surname: COOK

Address †† 154 GOLF LINKS ROAD

Post town: FERNDOWN

County / Region: DORSET

UK Postcode: BH22 8DA

Country: ENGLAND

Nationality BRITISH

Business occupation CHIEF EXECUTIVE AND COMPANY DIRECTOR

Directors **Details of new directors must be notified on form 288a**

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day Month Year): 28/05/1939

Forename(s): JEFFREY WILLIAM

Surname: EDINGTON

Address ††: "SINALOA", SOUTH PARK DRIVE

☐

Post town: GERRARDS CROSS

County / Region: BUCKS

UK Postcode: SL9 8JH

Country: ENGLAND

Nationality: BRITISH AND AMERICAN

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 28/03/1946

Forename(s): ALEXANDER JOHN

Surname: HANNAM

Address ††: MOORFIELD HOUSE, 5 MOORFIELDS ROAD

CANFORD CLIFFS

☐

Post town: POOLE

County / Region: DORSET

UK Postcode: BH13 7HA

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 13 / 06 / 1946

Forename(s): PETER

Surname: HOOLEY

Address ††: BENEFICIARY OF A CONFIDENTIALITY ORDER, COBHAM PLC
BROOK ROAD

☑

Post town: WIMBORNE

County / Region: DORSET

UK Postcode: BH21 2BJ

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR/ACCOUNTANT

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Date of birth (Day / Month / Year): 17 / 11 / 1943

Forename(s): GORDON FRANCIS DE COURCY

Surname: PAGE

Address ††: AVON REACH, THE CLOSE
AVON CASTLE

☐

Post town: RINGWOOD

County / Region: HANTS

UK Postcode: BH24 2BJ

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day Month Year): 18 / 01 / 1948

Forename(s): JOHN SIMON

Surname: PATTERSON

Address †† ✓: BENEFICIARY OF A CONFIDENTIALITY ORDER, COBHAM PLC

BROOK ROAD

Post town: WIMBORNE

County / Region: DORSET — UK Postcode: BH21 2BJ

Country: ENGLAND — **Nationality**: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 30 / 08 / 1956

Forename(s): ANDREW JOHN

Surname: STEVENS

Address †† ☐: ROSE TREE COTTAGE, THE KNOWLE

Post town: TIRLEY

County / Region: GLOUCS — UK Postcode: GL19 4HE

Country: ENGLAND — **Nationality**: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 14 / 07 / 1962

Forename(s): WARREN GORDON

Surname: TUCKER

Address ††: ROWBERRY HOUSE, DONHEAD ST ANDREW

Post town: SHAFTESBURY

County / Region: DORSET

UK Postcode: SP7 0ET

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR/ACCOUNTANT

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title:

Date of birth (Day Month Year): __ / __ / ____

Forename(s):

Surname:

Address ††:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
6% 2ND CP £1	19,700	£ 19,700.00
ORDINARY 2.5P, £,	1,128,993,730	£ 28,224,843.25
Totals	1,129,013,430	£ 28,244,543.25

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 18th July 2006

† Please delete as appropriate.

† a ~~director~~/secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

RECEIVED
2006 AUG -7 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:9484F
Cobham PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

A J Stevens

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 and spouse.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Principal Investment Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

5,850

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

File No. 82349 23

170.45p

13) Date of transaction

7th July 2006

14) Date company informed

7th July 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....10th July 2006 ....J M POPE

END

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	07:00 26-Jul-06
Number	7281G

RNS Number:7281G
Cobham PLC
26 July 2006

26 July 2006

COBHAM DISPOSES OF DRAGER AEROSPACE GMBH AND SLINGSBY AVIATION LTD.

Cobham plc ("Cobham" or the "Group") announces today the disposal of Drager Aerospace GmbH ("Drager") to B/E Aerospace, Inc ("B/E Aerospace") for a total consideration of €64m, on a debt and cash free basis, payable in cash today and the disposal of Slingsby Aviation Limited ("Slingsby") to local management for a nominal cash sum. The disposals are expected to be mildly enhancing to earnings per share.

The disposals of Drager and Slingsby are in line with the Group's strategy to focus on its leadership positions across the high technology growth segments of the aerospace and defence markets.

Drager supplies chemical and gaseous aviation oxygen components. Commercial oxygen is increasingly being included in cabin interior offerings which include a broad range of products including seating, lighting, food and beverage preparation and storage. This is not an area of technology focus for Cobham.

Slingsby is a supplier of composite structures for submarines, hovercraft, ships, trains and aircraft and was announced to be non core in the preliminary results on 9 March 2006.

Allan Cook, Cobham Chief Executive, said,

"The sale of these businesses is another milestone in the execution of our strategy. We will use the proceeds to fund organic and acquisitive growth in high technology markets where we have competitive advantage and value creation opportunities."

NOTES TO EDITOR

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

B/E Aerospace, Inc. is a leading manufacturer of aircraft cabin interior products, and a leading aftermarket distributor of aerospace fasteners. B/E Aerospace designs, develops and manufactures a broad range of products for both commercial aircraft and business jets. B/E Aerospace manufactured products include aircraft cabin seating, lighting, oxygen, and food and beverage preparation and storage equipment. The company also provides cabin interior design, reconfiguration and passenger-to-freighter conversion services.

ENQUIRIES

Cobham plc +44 (0)1202 882020

Allan Cook, Chief Executive
Warren Tucker, Group Financial Director
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Square Mile +44 (0)20 7067 0700
Susan Ellis / Kirsty Raper

This information is provided by RNS
The company news service from the London Stock Exchange

END

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